AB 3/19

[redacted]

14048498

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-67487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DAELER: RoundTable Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do nose P.O. Box No.)

280 Park Avenue 22FL
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, Allison Shapiro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RoundTable Capital Services, LLC of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Yvette Duran
Notary Public, State of New York
No. 01DU6200478
Qualified in Queens County
Commission Expires 02/02/2017

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

pwc

Independent Auditor's Report

To the Member of Roundtable Capital Services LLC:

We have audited the accompanying statement of financial condition of Roundtable Capital Services LLC as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Roundtable Capital Services LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, NY
February 27, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ROUNDTABLE CAPITAL SERVICES LLC
(A Wholly-Owned Subsidiary of Roundtable Wealth Management LP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

Assets		
Cash	$	390,082
Prepaid regulatory fees and other		46,413
Total assets		436,495
Liabilities & Equity		
Professional fees payable		49,667
Due to affiliates		126,063
Total liabilities		175,730
Total member's equity		260,765
Total liabilities and member's equity	$	436,495

The accompanying notes are an integral part of the financial statement

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2013

1. Organization

Roundtable Capital Services LLC (the "Company"), was formed under the laws of the State of Delaware on July 11, 2006 and commenced operations on April 1, 2007. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is in the following investment banking activities: (1) the provision of corporate financial advisory services to public and private companies; (2) assisting issuers in private placements on a best efforts, agency basis; and (3) identifying potential investments for institutions and high net worth individuals in public or private companies or private investment funds.

The Company is a wholly-owned subsidiary of Roundtable Wealth Management LP ("RWM") and an indirectly wholly-owned subsidiary of Roundtable Investment Partners LLC; and shall continue indefinitely unless its sole member elects to terminate the Company in accordance with the provisions of the Company's limited liability company agreement (the "LLC Agreement").

Capitalized terms are as defined in the LLC Agreement of the Company unless otherwise defined herein.

2. Significant Accounting Policies

Basis of Accounting
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Cash
At December 31, 2013, all cash was held at two institutions.

3. Related Party Transactions

The Company has an expense sharing agreement whereby RWM and the Company share common expenses incurred in operating the companies, such as compensation and benefits, rent, office equipment and other general office expenses. Under this agreement, RWM pays for the costs incurred and allocates these costs to the Company based on usage. The expenses allocated to the Company and payable as of December 31, 2013 are reported as Due To Affiliates on the Statement of Financial Condition. As a result of the agreement between the Company and RWM, the results of operations may have been different had the Company operated on a stand-alone basis. Due to affiliate of $126,063 which is included on the Statement of Financial Condition relates to those expenses charged by RWM.

The Company may require financial support to continue its operations and meet its financial obligations for the foreseeable future. Roundtable Investments Partners LLC has agreed to provide such support for at least one year from the Company's year end, if needed.

4. Income Taxes

The Company is treated as a disregarded entity for U.S. tax purposes and does not file federal, state, or local tax returns as the individual owner is responsible for such payments. Accordingly, no provision has been made for U.S. federal, state or local income taxes in the accompanying financial statements. RWM files federal, various state and New York City tax returns that include the activity from the Company in its operations, and as of December 31, 2013, the earliest tax period that remains subject to examination by the major tax jurisdictions under the statute of limitations for RWM is 2009. Income tax liabilities may be incurred by the Company should it cease to be wholly-owned by RWM.

At December 31, 2013, there were no uncertain tax positions required to be accrued in accordance with the criteria set forth in ASC 740.

5. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires that it maintain minimum net capital, as defined, of either $5,000 or 6.67% of aggregate indebtedness, whichever is greater. At December 31, 2013, the Company had net capital of $260,765 which was $202,637 in excess of its statutory requirement of $11,715.

The company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under subparagraphs (k)(2)(i) and (k)(2)(ii).

6. Subsequent Events

The Company has evaluated the subsequent events through February 27, 2014, the date these financial statements were able to be issued and has noted that there have been no significant subsequent events requiring adjustment or disclosure within these financial statements.

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Member of
Roundtable Capital Services LLC:

In planning and performing our audit of the financial statements of Roundtable Capital Services, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies,

in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2014

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pwc

Roundtable Capital Services LLC

(A Wholly-Owned Subsidiary of Roundtable Wealth Management LP)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Auditors' Thereon)